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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

VidaMed, Inc.

(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
926530 10 6
(CUSIP Number)
Carol E. Malkinson, Esq. Medtronic, Inc. 710 Medtronic Parkway Minneapolis, Minnesota 55432 (763) 514-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 926530 10 6	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic, Inc. 41-0793183

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) **			(a)/ / (b)/ /
** Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 926530 10 6	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic International, Ltd. 41-1278948

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) **			(a)/ / (b)/ /
** Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.    Security and Issuer

        This Amendment No. 5 to Schedule 13D relates to Common Stock, $0.01 par value per share, of VidaMed, Inc. ("VidaMed") and amends the Schedule 13D filed by Medtronic, Inc. ("Medtronic") and Medtronic International, Ltd. ("MIL"), successor corporation to Medtronic Asset Management, Inc. The name and address of the principal executive offices of the issuer of such securities are VidaMed, Inc., 46107 Landing Parkway, Fremont, California 94538.

Item 2.    Identity and Background

        No change.

Item 3.    Source and Amount of Funds or Other Consideration

        Not Applicable.

Item 4.    Purpose of Transaction

        The purpose of the transaction was to make a charitable gift to The Medtronic Foundation of 6,100,000 shares of VidaMed Common Stock.

Item 5.    Interest in Securities of the Issuer

        (a)  Neither Medtronic nor MIL beneficially owns any shares of Common Stock of VidaMed. To the knowledge of the reporting persons, no other person named in Item 2 beneficially owns any VidaMed shares.

        (b)  Not applicable.

        (c)  The only transaction in the Common Stock of VidaMed that was effected by any person named in paragraph (a) above since the reporting persons' most recent filing on Schedule 13D is the gift of 6,100,000 shares of VidaMed Common Stock as reported in Item 4 above.

        (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

        (e)  On January 22, 2002, Medtronic and MIL ceased to be the beneficial owners of more than 5% of the Common Stock of VidaMed, Inc.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        None

Item 7.    Material to be Filed as Exhibits

Exhibit A —	Agreement by the persons filing this Form 13D to make a joint filing (incorporated by reference to Exhibit A to Amendment No. 4 to Schedule 13D, filed January 8, 2002).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2002
MEDTRONIC, INC.

	By:	/s/ CAROL E. MALKINSON Carol E. Malkinson Senior Legal Counsel and Assistant Secretary
MEDTRONIC INTERNATIONAL, LTD.

	By:	/s/ CAROL E. MALKINSON Carol E. Malkinson Assistant Secretary

EXHIBIT INDEX

Exhibit	Description
A	Agreement by the persons filing this Form 13D to make a joint filing (incorporated by reference to Exhibit A to Amendment No. 4 to Schedule 13D, filed January 8, 2002).

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EXHIBIT INDEX